UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For March 21, 2005

Carmanah Technologies Corporation

1304 – 925 West Georgia St., Vancouver, B.C.   V6C 3L2

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F    X

Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]    Yes            No    X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b):  0-30052

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

      Carmanah Technologies Corporation

(Registrant)

“Peeyush K. Varshney”

Date: March 21, 2005

_______________________________________________

Mr. Peeyush K. Varshney, Corporate Secretary

This is the form of material change report required under Section 85(1) of the Securities Act.

BC FORM 53-901F

(formerly Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1.

Reporting Issuer

Carmanah Technologies Corporation

Cathedral Place

Suite 1304 – 925 West Georgia Street

Vancouver, BC V6C 3L2

Item 2.

Date of Material Change

March 21, 2005

Item 3.

Press Release

March 21, 2005, at Vancouver, BC, Canada.

Item 4.

Summary of Material Change

Carmanah Technologies Corporation is pleased to announce that the Company has received contracts in the amount of $279,000 to supply four US transportation authorities and municipalities on the west coast with i-SHELTER™ solar LED shelter lighting systems and i-STOP™ solar LED transit stops.

Item 5.

Full Description of Material Change

See attached press release.

Item 6.

Reliance on Section 85(2) of the Act

N/A

Item 7.

Omitted Information

None

Item 8.

Senior Officers

The following senior officers of the Issuer are knowledgeable about the material change and may be contacted by the Commission at the address and telephone number:

Art Aylesworth                         Peeyush Varshney

President                                 Corporate Secretary

(250) 380-0052                        (604) 629-0264

Item 9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

Dated this 21st day of March, 2005.	“Peeyush K. Varshney”
Peeyush K. Varshney
Name Corporate Secretary
Position / Title Vancouver, B.C.
Place of Declaration

FOR IMMEDIATE RELEASE

Wednesday, March 21, 2005

(No.2005-03-09)

CARMANAH RECEIVES $279,000 IN CONTRACTS FOR

SOLAR-POWERED LED TRANSIT LIGHTING

Victoria, British Columbia, Canada - March 21, 2005 – Carmanah Technologies Corporation (TSX Venture: CMH) is pleased to announce that the Company has received contracts in the amount of $279,000 to supply four US transportation authorities and municipalities on the west coast with i-SHELTER™ solar LED shelter lighting systems and i-STOP™ solar LED transit stops.

According to the California Center for Innovative Transportation (CCIT), in any given year there are nearly 29,000 transit crime incidents reported in the United States, and because the majority of these crimes happen at night, illuminating transit shelters and stops works to discourage many of the common crimes associated with public transport.

“The safety of transit passengers is a primary concern for every member of the transit industry,” states Art Aylesworth, Carmanah’s CEO.  “Carmanah’s i-SHELTER™ shelter lighting systems and i-STOP™ transit stops supply reliable, cost-effective transit lighting that can be installed quickly with no disruption to traffic.”

The first contract from Clark County Public Transportation Benefit Area (C-TRAN) of Vancouver, Washington is for a minimum of 90 i-STOP™ solar LED transit stops.  C-TRAN's 111 transit coaches and 50 paratransit coaches travel over 14,472 miles daily.  The contract has been approved for up to $188,000 in orders over its one-year term.

The additional contracts are with three cities within the metropolitan area of Los Angeles totaling $91,000 and comprising 25 i-SHELTER™ shelter lighting systems and 30 i-STOP™ transit stops.  These orders were part of larger initiatives to improve overall safety for transit users, and follow similar orders from transit agencies in close proximity such as Long Beach, L.A. County; El Monte, Lakewood and West Covina.

Carmanah's solar-powered illuminated bus stop products are currently installed with more than 80 transit authorities throughout North America and abroad.  Carmanah's solar LED (light-emitting diode) transit lighting products have received wide recognition for their unique integrated design and outstanding performance.  In fact, the Company's i-STOP™ transit stop received the 2004 Award for Innovation from the Canadian Urban Transit Association (CUTA).  For more information about Carmanah's unique transit lighting solutions, please visit www.transitlights.com.

About the i-STOP™

The pole-mounted i-STOP™ solar LED transit stop was designed with passenger safety in mind and is activated via illuminated buttons to provide up to three types of transit stop illumination:

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an edge-lit schedule display that enables easy, convenient viewing of bus route information after dusk;

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an overhead security light that remains on for five minutes to provide a safer environment for waiting transit passengers;

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a patented flashing beacon designed to notify an oncoming bus that a passenger is waiting to board. This signaling device remains on for 60 seconds and is effective both day and night for reducing the incidence of rider pass-bys.

About the i-SHELTER™

The i-SHELTER™ is a completely self-contained shelter lighting system that harnesses the sun’s energy to power high-intensity LEDs.  Each system is specifically designed to enhance the aesthetics of each shelter, rather than detract from them.  The key benefits of the i-SHELTER™ are that it does not require any external electrical source, trenching, cabling, or power permits.  It has also been designed to be maintenance-free for up to 5 years.

About Carmanah

Carmanah is an award-winning manufacturer of proprietary LED-based lighting and illumination products for the public transit, roadway, marine, aviation, industrial worksite, and illuminated signage markets.  The Company has more than 110,000 solar-powered LED lighting installations and 50,000 LED-illuminated sign installations in 110 countries.  The shares of Carmanah Technologies Corporation are publicly traded on the TSX Venture Exchange under the symbol "CMH" and on the Berlin and Frankfurt Stock Exchanges under the symbol "QCX".  For more information, please visit www.carmanah.com.

On Behalf of the Board of Directors,

Carmanah Technologies Corporation

“ Praveen Varshney “

Praveen Varshney, Director

For further information, please contact:

Investor Relations: Mr. Mark Komonoski, Director Investor Relations Tel: (403) 861-8384 Toll-Free: 1-800-665-3749 mkomonoski@carmanah.com	Media: Mr. David Davies Tel: (250) 382-4332 ddavies@carmanah.com

This release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995.  These statements are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.  These risks and uncertainties are described under the caption "Note Regarding Forward-looking Statements" and "Key Information - Risk Factors" and elsewhere in Carmanah’s Annual Report for the fiscal year ended December 31, 2003, as filed with the U.S. Securities and Exchange Commission and which are incorporated herein by reference.  These risks and uncertainties are also described under the caption "Risk Factors" in Carmanah’s Annual Information Form dated December 31, 2003, as filed with the British Columbia Securities Commission and which are incorporated herein by reference.  Carmanah does not assume any obligation to update the forward-looking information contained in this press release.